UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
Specialized Disclosure Report

ALCATEL-LUCENT

(Exact name of registrant as specified in its charter)

FRANCE	1-11130
(State or other jurisdiction	(Commission	(IRS Employer
of incorporation or organization)	File Number)	Identification Number)

148/152 route de la Reine, 92100 Boulogne-Billancourt, France	92100
(Address of principal executive offices)	(Zip code)

Barbara Larsen, General Counsel, +1 908 582 8526

(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒  Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2015.

Section 1 – Conflict Minerals Disclosure

Item 1.01  Conflict Minerals Disclosure and Report

Alcatel-Lucent Company Profile

Alcatel-Lucent may be referred to as “Alcatel-Lucent”, “we,” “us” or “our”.

Alcatel-Lucent is listed on the Paris stock exchange (Euronext: ALU). In early 2016, Alcatel-Lucent was acquired by Nokia Corporation.

Based on our reasonable country of origin inquiry, we concluded that certain conflict minerals necessary to the functionality or production of products manufactured or contracted to be manufactured by Alcatel-Lucent may have originated in the Democratic Republic of the Congo or an adjoining country and may not have originated from recycled or scrap sources.  Accordingly, we performed due diligence on the source and chain of custody of such conflict minerals.

The information required to be included in the Conflict Minerals Report for Alcatel-Lucent for the year ended December 31, 2015 is contained in the Nokia Conflicts Minerals Report for 2015 (the “Joint Conflict Minerals Report”),  which was filed as an exhibit to the Specialized Disclosure Report on Form SD filed by Nokia Corporation for 2015, and which is filed as Exhibit 1.01 to this Specialized Disclosure Report on Form SD. The Joint Conflict Minerals Report can also be found on Nokia Corporation’s website:  http://company.nokia.com/en/about-us/corporate-governance/policies.

Item 1.02  Exhibit

Alcatel-Lucent files, as Exhibit 1.01 to this Specialized Disclosure Report on Form SD, the Joint Conflict Minerals Report, which was previously filed as Exhibit 1.01 to the Form SD of Nokia Corporation (See pages 1 to 6 and 18 to 30 for portions pertinent to Alcatel-Lucent).

Section 2 – Exhibits

Item 2.01  Exhibits

List below the following exhibit filed as part of this report.

Exhibit 1.01 – Nokia  Conflict Minerals Report for 2015.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Alcatel-Lucent
(Registrant)

/s/ Philippe Camus		May 27, 2016
By:	Philippe Camus	(Date)
Chairman of the Board of Directors & Chief Executive Officer